Exhibit 4.2

CERTIFICATE OF AMENDMENT

of

RESTATED CERTIFICATE OF INCORPORATION

PostRock Energy Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby adopts this Certificate of Amendment (this “Certificate of Amendment”), which amends its Restated Certificate of Incorporation (the “Certificate of Incorporation”), as described below, and does hereby further certify that:

FIRST: The Board of Directors of the Corporation duly adopted a resolution proposing and declaring advisable the amendment to the Certificate of Incorporation described herein, and the Corporation’s stockholders duly adopted such amendment, all in accordance with the provisions of Section 242 of the DGCL.

SECOND: The first sentence of Article Fourth of the Certificate of Incorporation is amended and restated to read in its entirety as follows:

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 105,000,000 shares, which shall be divided into (a) 100,000,000 shares of common stock, par value $.01 per share (the “Common Stock”), and (b) 5,000,000 shares of preferred stock, par value $.01 per share (the “Preferred Stock”).

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by an authorized officer of the Corporation as of this 10th day of May, 2012.

POSTROCK ENERGY CORPORATION

By:	/s/ Stephen L. DeGiusti
Name: Stephen L. DeGiusti
Title: Executive Vice President, General Counsel and Secretary